Exhibit 99.1

Suntech Regains Compliance with NYSE Minimum Share Price Listing Requirement

WUXI, China — August 7, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced that it has regained compliance with the New York Stock Exchange’s (“NYSE”) minimum share price listing requirement.

In a letter dated August 2, 2013, the NYSE notified the Company that a calculation of Suntech’s average stock price for the 30 trading days ended July 31, 2013 indicated that its stock price was above the NYSE’s minimum requirement of an average trading price of $1 over a 30-day trading period and was above $1 on the last calendar day of the month of the trading period. On July 31, 2013, the Company’s closing stock price was $1.44.

As previously announced on May 14, 2013, the Company has also received notification from the NYSE that it had failed to timely file its Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Annual Report”). The Company continues to work on its restated financials for 2010 and 2011, as well as the 2012 Annual Report. The NYSE has indicated that it will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from its due date. If the Company fails to file its annual report within six months from the filing due date, the NYSE may allow the Company’s securities to trade for up to an additional six months.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the Company maintain compliance with the NYSE’s listing requirements and completion of the filing of its annual report. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com